December 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	Comment Letter dated December 22, 2016 regarding Amendment No. 1 to Foundation Building Materials, Inc. Draft Registration Statement on Form S-1 Submitted December 12, 2016 (CIK No. 1688941)

Dear Ms. Long:

Foundation Building Materials, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on December 12, 2016. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have confidentially submitted Amendment No. 2 to the Registration Statement (the “Amendment”) with the Commission today and have included with this letter a copy of the Amendment marked against Amendment No. 1 to the Registration Statement.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Information, page 20

1.	We have reviewed your response to comment ten in our letter dated December 1, 2016, including the information you provided related to adjustments (e) and (f). Please be advised that we do not believe it is appropriate to adjust GAAP measures for anticipated synergy acquisition related expenses, such as the estimated and realized cost savings in adjustments (e) and (f). Please revise the non-GAAP measures in your registration statement to eliminate these adjustments. Refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

We note the Staff’s comment, and in response thereto, have revised the relevant non-GAAP disclosure in the Amendment to eliminate the referenced adjustments (e) and (f).

Unaudited Pro Forma Condensed Combined Financial Information, page 62

2.	In regard to your notes to the pro forma financial statements, please address the following:

●	More fully explain to us how you calculated the purchase cost saving reflected in note (1);

●	More fully explain to us the terms of the revised compensation arrangements reflected in note (5); and

●	More fully explain to us why the total acquisition related adjustments for the year ended December 31, 2015 resulted in you recording an income tax (benefit).

Response:

We note the Staff’s comment in the first bullet above, and in response thereto, respectfully advise that the adjustment was calculated by comparing pre-acquisition rebate percentages for each acquired entity to renegotiated rebate terms included in the Company’s programs. For common vendors that renegotiated program details upon acquisition, we calculated revised vendor rebates for the acquiree by applying our vendor-specific rates to the applicable acquiree’s historical purchases. The purchase cost savings were calculated as the difference between the revised rebate and those initially recorded in the acquiree’s financial statements. Historical purchase volume was based on the underlying accounting records of the acquiree, and historical rebate percentages were determined from review of program documents maintained by the acquiree. It should be noted that all purchase costs savings included were factually supportable, directly related to the transaction and are expected to have an on-going effect to the Company’s financial statements.

We also note the Staff’s comment in the second bullet above, and in response thereto, respectfully advise that the compensation adjustment in note (5) relates to three different agreements at GSCIL and Winroc-SPI. First, GSCIL maintained an employee stock ownership plan that was terminated upon acquisition. Second, the adjustment for the discontinued executive incentive compensation plan relates to a long-term incentive plan at Winroc-SPI pursuant to which compensation for former executives was calculated based upon the performance of the former parent company’s stock. As both the GSCIL and Winroc-SPI stock based compensation plans were terminated, our pro forma financial statements reflect an adjustment to eliminate the compensation expense that was recorded in each company’s respective historical financial statements. Third, prior to FBM acquiring GSCIL, GSCIL also maintained employment agreements for certain employees which included terms regarding job duties, term of employment, compensation, vacation, and other matters specific to employment. Upon acquisition, these agreements were terminated and certain employees entered into new agreements with the Company. The new agreements were effective as of the closing date of the purchase transaction, and are therefore considered directly attributable to the acquisition. Among other things, the new agreements amended the structure of employee compensation. Under the previous GSCIL agreement, the employees were entitled to base compensation and participated in the annual bonus plan. The bonus plan included a provision guaranteeing a minimum bonus amount. The guaranteed bonus was payable bi-weekly in conjunction with the base salary. We believe the GSCIL agreements included above-market compensation as the individuals with these agreements were employee-owners. The new agreements entered into by the Company included base compensation along with entitlement to a discretionary bonus to be paid annually and determined based on the achievement of certain performance targets. Base compensation in the Company’s contracts was structured to consider total compensation previously received by employees (i.e. based compensation and guaranteed and discretionary bonuses). However, the restructuring of terms generally resulted in a decrease to standard compensation expense, in line with market compensation, before consideration of the Company’s discretionary bonus program.

Finally, we note the Staff’s comment in the third bullet above, and in response thereto, respectfully advise that the income tax (benefit) for the year ended December 31, 2015 reflects the impact of recognizing taxes for the Company as though we had been taxable for the full year. Prior to the Lone Star Acquisition, the Company was primarily a pass-through tax entity. During the period prior to the Loan Star Acquisition, the Company’s non-taxable subsidiaries incurred pre-tax losses of approximately $25.7 million, thereby resulting in an additional tax benefit of $9.0 million in the pro forma income statement for the year ended December 31, 2015. The tax benefit more than offset additional expenses resulting from the Lone Star Acquisition-related adjustments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

Factors and Trends Affecting Our Business and Results of Operations Volume, Costs and Pricing Programs, page 76

3.	Please clarify or explain the differences between the cost savings disclosed here and the cost savings reflected in note (1) to the pro forma financial statements on page 68.

Response:

We note the Staff’s comment, and, in response thereto, respectfully advise that the purchase cost savings reflected in note (1) to the pro forma financial statements have been revised on page 68 of the Amendment to be consistent with disclosures on page 76 of the Amendment.

Liquidity and Capital Resources ABL Credit Facility, page 97

4.	We note your disclosure on page 98 that Adjusted EBITDA calculated in accordance with the terms of the senior credit facility was $139.2 million. Please revise your disclosures to comply with Question 102.09 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please also explain the differences between Adjusted EBITDA disclosed here with the non-GAAP you present on page 20.

Response:

We note the Staff’s comment, and in response thereto, have expanded the referenced disclosure on page 98 of the Amendment to comply with Question 102.09 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. We also note that the difference between the Adjusted EBITDA of $139.2 million on page 98 of the Amendment, which is used to calculate the fixed charge coverage ratio covenant under the ABL Credit Facility, and the non-GAAP amount presented on page 20 of the Amendment is due to the Adjusted EBITDA of $139.2 million being the trailing twelve months of Adjusted EBITDA as of September 30, 2016, which include certain cost savings contractually allowed by the ABL Credit Facility that are not included in the amount on page 20 of the Amendment. The Adjusted EBITDA on page 20 of the Amendment is for the nine months ended September 30, 2016.

Description of Certain Indebtedness

ABL Credit Facility, page 161

5.	It appears to us the amount of available capacity under the ABL Credit Facility should be $110 million. Please clarify or revise.

Response:

We note the Staff’s comment, and in response thereto, have updated the referenced disclosure on page 161 of the Amendment.

Historical Financial Statements

LSF9 Cypress Holdings, LLC and Subsidiaries

12. Long-Term Incentive Plan, page F-36

6.	We have read your response to comment 33 in our letter dated December 1, 2016, but noted no revisions as referenced. Please advise or revise.

Response:

We note the Staff’s comment, and in response thereto, note that the disclosure requested in comment 33 in the Staff’s original letter was inadvertently omitted from our prior submission and is now included on page F-36 of the Amendment.

1. Description of Company and Basis of Presentation, Principles of Consolidation, page F-46

7.	Please clarify the inconsistency between the disclosure in the third sentence that states “the Company reports two reportable segments” and the disclosure in the fifth sentence that states “all of the Company’s operating segments have been aggregated into one reportable segment”.

Response:

We note the Staff’s comment, and in response thereto, respectfully advise that we have revised the disclosure on page F-46 of the Amendment.

Exhibit Index, page II-5

8.	When you file this registration statement publicly, please ensure that each exhibit is filed under its own sequential exhibit number listed in the exhibit index (e.g. 10.1, 10.2, 10.3 etc.).

Response:

We note the Staff’s comment, and response thereto, respectfully confirm that when we file the Registration Statement publicly, each exhibit will be filed under its own sequential exhibit number as reflected in the exhibit index.

*        *        *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (657) 900-3157 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Richard Tilley

Richard Tilley

General Counsel

Cc:	Jeff Chapman, Esq.
Peter Wardle, Esq.
Douglass M. Rayburn, Esq.
Samantha Crispin, Esq.

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